Exhibit 12.1

WESCO International
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Nine Months
	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000	1999
Consolidated Statements of Income Data

Earnings

Pretax income	$73,212	$39,091	$25,970	$33,368	56,713	58,478

Add:
Fixed charges	37,497	51,836	53,007	54,805	53,376	57,020
Amortization of debt issuance costs	1,131	1,248	945	1,168	524	1,080

Earnings before taxes and fixed charges	$111,840	$92,175	$79,922	$89,341	110,613	116,578

Fixed charges:
Interest expense	29,166	41,069	42,040	43,972	43,276	45,920
Amortization of debt issuance costs	1,131	1,248	945	1,168	524	1,080
Portion of rent which represents an interest factor	8,331	10,767	10,967	10,833	10,100	11,100

Total Fixed Charges	$38,628	$53,084	$53,952	$55,973	53,900	58,100

Ratio of earnings to fixed charges	2.9	1.7	1.5	1.6	2.1	2.0